SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTEGRATED DEVICE TECHNOLOGY, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

INTEGRATED DEVICE TECHNOLOGY, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

458118106

(CUSIP NUMBER OF CLASS OF SECURITIES)

J. VINCENT TORTOLANO, ESQ.

GENERAL COUNSEL

INTEGRATED DEVICE TECHNOLOGY, INC.

6024 SILVER CREEK VALLEY ROAD

SAN JOSE, CALIFORNIA 95138

(408) 284-8200

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

MARK V. ROEDER, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$9,557,545	$533.31

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Integrated Device Technology, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 15,766,323 shares of Integrated Device Technology, Inc. common stock and have an aggregate value of $9,557,545 as of October 1, 2009, calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated October 2, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is Integrated Device Technology, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 6024 Silver Creek Valley Road, San Jose, California 95138 and the telephone number of its principal executive offices is (408) 284-8200. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning IDT)” is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.001 per share, with an exercise price of at least $8.00 per share, which is the 52-week high trading price of the Company’s common stock as quoted on the Nasdaq Global Select Market at the commencement of the Option Exchange (as defined below), a grant date prior to October 2, 2008 and an expiration date after October 30, 2010, outstanding under the Company’s eligible option plans and held by eligible employees, for replacement options to purchase shares of common stock to be granted under the Integrated Device Technology, Inc. 2004 Equity Plan (the “2004 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Election Concerning Exchange of Stock Options form (the “Election Form” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively. Each option holder that elects to exchange options pursuant to the Option Exchange must submit an Election Form and will be granted replacement options to purchase a lesser number of shares of common stock. As of September 25, 2009, there were outstanding eligible options to purchase an aggregate of approximately 30,474,785 shares of the Company’s common stock.

Employees employed by the Company or the Company’s majority-owned subsidiaries in Israel are not eligible to participate in the option exchange. Employees employed by the Company or the Company’s majority-owned subsidiaries in Israel have been excluded because the Company has determined that the option exchange would have tax implications that are inconsistent with the Company’s compensation policies and practices.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Offer – Section 1 (Eligibility; Number of Options; Completion Date),” “This Offer – Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Completion Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Rights to Change and Withdraw Elections),” “Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning IDT),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference. See also our 2004 Plan incorporated by reference as exhibit (d)(1) and the form of stock option agreement under the 2004 Plan incorporated by reference as exhibit (d)(2).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning IDT)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2009	INTEGRATED DEVICE TECHNOLOGY, INC.

	By:	/s/ Richard D. Crowley, Jr.
	Name:	Richard D. Crowley, Jr.
	Title:	Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock For a Number of Replacement Options, dated October 2, 2009.

(a)(1)(ii)	E-mail Communication to Eligible IDT Employees regarding Exchange Program

(a)(1)(iii)	Election Concerning Exchange of Stock Options

(a)(1)(iv)	Form of Agreement to Terms of Election

(a)(1)(v)	Confirmation E-mail/Letter to Employees who Elect to Participate in the Exchange Program

(a)(1)(vi)	Form of Reminder E-mail Communication to Eligible IDT Employees regarding Exchange Program

(a)(1)(vii)	Screen shots of offer website

(a)(1)(viii)	Frequently Asked Questions

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Integrated Device Technology, Inc. 2004 Equity Plan (1)

(d)(2)	Form of stock option agreement under the Integrated Device Technology, Inc. 2004 Equity Plan (2)

(g)	Not applicable.

(h)	Not applicable.

(1)	Filed as Exhibit 10.25 to IDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2004, and incorporated herein by reference.
(2)	Filed as Exhibit 10.2 to IDT’s Current Report on Form 8-K dated September 16, 2005, and incorporated herein by reference.